February 14, 2011

Ms. Sheila Stout

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:    The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the Annual Shareholder Report (NCSR) filing submission number 0001144204-10-001437.

Dear Ms. Stout:

This letter is in response to the comments you provided on January 25, 2011 to the N-CSR filing submitted on January 11, 2010 (accession no. 0001144204-10-001437) , with respect to the American Independence Funds Trust (the “Trust” or the “Funds”). Below, please find the response to each comment provided.

1.      Comment: In the Management Discussion and Fund Performance section (“MDFP”), the graphs showing the return of a $10,000 investment as of October 31, 2009, should begin below $10,000 given that the Funds have a front-end sales load.

Response: The Funds offer both an Institutional Class, with no sales load, as well as a Class A, which has a front end sales load. Certain Funds also offer Class C shares. The graphs in the MDFP for each Fund depict the growth of a $10,000 investment in the Institutional Class, and therefore, begin at $10,000. For clarity in future reports, we will add the following footnote to the graph: “the chart above represents the performance of Institutional Class shares only, which will vary from the performance of Class A and Class C shares based on the difference in loads and fees paid by shareholders in the different classes.”

2.      Comment: Within the MDFP and the Notes to Financial Statements, more disclosure should be provided with respect to derivative instruments and how each fund uses such derivative instruments to achieve its investment objective and strategies. In addition, the MDFP should include a discussion on how the derivatives used during the reporting period affected the fund’s performance. More discussion regarding this matter can be found in FASB Accounting Standards Codification Topic 815 (“Topic 815”) and the letter dated July 30, 2010, to the Investment Company Institute from the Securities Exchange Commission (“ICI letter”).

Response: In reports to shareholders, the Trust will refer to Topic 815 and the ICI letter to ensure proper and sufficient disclosure language surrounding derivative instruments has been addressed in the MDFP, Financial Statements and Notes to Financial Statements. The Trust will also refer to these documents in preparing its annual registration update.

3.      Comment: In reporting money market instruments held in a fund’s portfolio, it is best practice to include the interest rate for that money market as of the reporting date. The Funds did not include a rate on the money market instruments held as of October 31, 2009.

Response: The Trust has made note of this best practice and will begin reporting the interest rate for money market instruments in future financial reports to shareholders.

4.      Comment: In reference to the Short-Term Bond Fund, in an audit risk alert 2010-11, it was noted that dates presented for securities with an unconditional demand feature should show that demand date and provide either a parenthetical note or a footnote describing what the date represents. You may, in addition to reporting the unconditional demand feature date, also report the maturity date.

Response: In future reports, the Trust shall appropriately indicate the unconditional demand date for securities held by the Funds.

5.      Comment: On page 41, the net unrealized appreciation/depreciation sub-total in the table for International Bond Fund’s Foreign Forward Exchange Contracts does not agree to the appreciation/depreciation figures stated in the Statement of Assets and Liabilities.

Response: The net unrealized appreciation/depreciation sub-total of ($6,326) for the Forward Exchange Contracts agrees to the Statement of Assets and Liabilities, which shows a receivable of $168,559 and a liability of $174,885 with respect to unrealized appreciation and depreciation, respectively, of foreign exchange contracts. However, the individual contract amounts in the table in the Schedule of Portfolio Investments does not total to the net unrealized appreciation/depreciation sub-total due to an error in converting the Schedule into PDF format. The Schedule filed is missing two contracts having unrealized depreciation amounts of $20,042 and $15,638.

6.      Comment: Also in connection with full derivative disclosure, the counterparty for each forward contract should be disclosed in the table.

Response: The only fund that engaged in forward contracts was the International Bond Fund, which has subsequently liquidated. However, should another fund in the Trust enter into forward contracts the counterparty to each contract will be disclosed in the table for foreign forward exchange contracts.

7.      Comment: Please confirm receipt of the receivable due from the Investment Adviser shortly after the fiscal year-end.

Response: The amounts due from the Investment Adviser were received by the applicable Funds on November 2, 2009.

8.      Comment: The portfolio turnover shown in the Financial Highlights for the Stock Fund have been over 200% for the past few years; however, high portfolio turnover has not been listed as a principal risk in the Fund’s prospectus.

Response: An amendment to the Prospectus dated March 1, 2010 was filed with the SEC on October 22, 2010 (accession no. 0001324443-10-000067) adding high portfolio turnover as a principal risk. This amendment shall be reflected in the next annual amendment to the prospectus dated March 1, 2011.

9.      Comment: In the Table of Shareholder Expenses found in the Additional Fund Information in the Annual Report, please confirm the calculation for Class A shares in the hypothetical example.

Response: We performed a re-calculation of expenses paid in the Table of Shareholder Expenses for each Fund’s Class A shares and we did not find a difference of more than $0.01. Any differences may be due to the rounding of the data used (performance and expense ratios).

10.  Comment: In the Financial Highlights, the expense ratios presented do not agree to the expense ratios shown in the Expense Tables in the Prospectuses dated March 1, 2010.

Response: The Board of Trustees approved a change to the expense limitations for some of the Funds, effective March 1, 2010. The prospectuses reflect the change to the net expense ratio due to the change in the expense limitations for certain funds.

11.  Comment: In the Notes to Financial Statements, any fees waived by the adviser that can be recaptured in future years should be disclosed.

Response: Such disclosure has been added to the Annual Shareholder report dated October 31, 2010, which was filed with the SEC on January 10, 2011, SEC accession no. 0001398344-11-000062.

12.  Comment: In the Notes to Financial Statements under Note 3, the expense ratios listed do not agree back to the Prospectus.

Response: The Board of Trustees approved a change to the expense limitations for some of the Funds, effective March 1, 2010. The prospectuses reflect the change to the net expense ratio due to the change in the expense limitations for certain funds.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust